Simpson Thacher & Bartlett

icbc tower, 35th floor 3 garden road, central hong kong

telephone: +852-2514-7600 facsimile: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7620	ygao@stblaw.com

March 1, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Ms. Kathleen Collins Ms. Megan Akst

Re:	BIT Mining Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 7, 2022 File No. 001-36206

Ladies and Gentlemen:

On behalf of our client, BIT Mining Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 15, 2023 (the “February 15 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 7, 2022 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the February 15 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	March 1, 2023

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 8. Financial Information
Note 2. Summary of Significant Accounting Policies, page F-15

1.	We note your response to prior comment 4. Please tell the consideration given to acquire the USDT that is used to pay certain expenses and acquire certain intangible assets. To the extent you purchase USDT in exchange for cryptocurrency assets held, tell us how you consider any difference between the fair value of the cryptocurrency used to purchase the USDT and its carrying value at the time of purchase in determining whether a gain or loss should be recognized. In this regard, clarify whether the gain on disposal of cryptocurrencies in fiscal 2021 relates to the purchase of USDT to pay expenses and acquire assets.

In response to the Staff’s comment, the Company respectfully advises the Staff that the USDT used to pay certain expenses and acquire certain intangible assets was approximately US$2.3 million for the year ended December 31, 2021. The entire amount of such USDT was acquired from advance payments from the Company’s customers for data center service fees and deposits which were priced in fiat currencies in the contracts and the Company accepted such payments in the form of USDT. The Company did not purchase such USDT in exchange for cryptocurrency assets held.

The Company further clarifies that the net gain on disposal of cryptocurrencies in the amount of US$6.7 million during 2021 was primarily related to the Company’s mining pool business. The Company distributed mining rewards to the pool participants and recognized the difference between the carrying amount of the cryptocurrencies distributed and the carrying amount of the accounts payable settled as the gain or loss on disposal of cryptocurrencies, in accordance with ASC 610-20.

Cryptocurrency Assets, page F-18

2.	Your response to prior comment 5 continues to make conflicting representations. In this regard, you state that in determining if an impairment has occurred under ASC 350, you consider the “lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset” but you also state that in practice you measure fair value of your cryptocurrency assets using the quoted price at 0:00 UTC. Please confirm that you recognize impairment whenever carrying value exceeds fair value. Also clarify whether you use the lowest fair value during the reporting period to measure such impairment. If you use a different fair value, such as the fair value at 0:00 UTC, please correct your policy to comply with ASC 350-30-35-19 and tell us whether such correction was material to any historical period presented.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-3-	March 1, 2023

The Company respectfully advises the Staff that in determining if an impairment has occurred, the Company considers the daily quoted price of one unit of cryptocurrency asset, and utilizes the price which is the lowest among all daily prices quoted since the cryptocurrency asset was acquired to determine the fair value used for impairment assessment. If the then-current carrying value of the units of cryptocurrency exceeds their fair value so determined, an impairment loss has occurred with respect to such units of cryptocurrency in the amount equal to the difference between their carrying value and their fair value. It is the Company’s policy to use the price quoted each day at 0:00 UTC as the daily price. The Company considers such practice to be consistent with ASC 350-30-35-19, as the Company performs the comparison of the cryptocurrency asset’s carrying amount and its fair value based on the daily price.

Furthermore, the Company calculated the impairment loss for the cryptocurrency assets held as of December 31, 2021 by using the lowest price quoted during each day since their acquisition as their fair value used in the impairment assessment and compared the impairment result with that based on the Company’s current practice, noting that impairment loss calculated using the lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset is larger than the current impairment loss recorded by approximately US$1.9 million. Such a difference represents approximately 3.5% of the Company’s total cryptocurrency assets balance, or 0.7% of the Company’s total assets as of December 31, 2021. Accordingly, the Company concluded that such difference is not material to its historical periods presented in the Annual Report.

The Company proposes to revise and include the following accounting policy in its future filings to further clarify the Company’s practice with respect to determining the fair value used in the impairment assessment:

“Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, the Company considers the daily quoted price of one unit of cryptocurrency asset, and utilizes the price which is the lowest among all daily prices quoted since the cryptocurrency asset was acquired to determine the fair value used for impairment assessment. The Company uses the price quoted each day at 0:00 Coordinated Universal Time (“UTC”) as the daily price. If the then-current carrying value of the units of cryptocurrency exceeds their fair value so determined, an impairment loss has occurred with respect to such units of cryptocurrency in the amount equal to the difference between their carrying value and their fair value. To the extent an impairment loss on a cryptocurrency is recognized, the loss establishes the new cost basis of the cryptocurrency asset. Subsequent reversal of impairment losses is not permitted.”

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-4-	March 1, 2023

Revenue Recognition
Mining Pool Services, page F-24

3.	You state in your response to prior comment 9 and in your proposed revised disclosures in prior comment 11 that revenue is measured at the fair value of rewards using the quoted price of the related cryptocurrency at contract inception. However, you also state that in practice you use the price of cryptocurrency at 0:00 UTC each day to measure such fair value, which does not comply with ASC 606-10-32-21. Please correct your policy to comply with GAAP and ensure that your disclosures appropriately convey at what point you measure the fair value of the noncash consideration.

The Company respectfully advises the Staff that, as noted above in the response to comment 2, it is the Company’s policy to use the price quoted each day at 0:00 UTC as the fair value of the cryptocurrency asset on the particular day. For blocks successfully validated on a certain day (i.e. contracts whose inception date is on the same day), the Company has been consistently measuring its revenues using the daily price quoted on a given day. The Company considers such practice to be appropriate under ASC 606-10-32-21, as the daily price quoted on the date of the contract’s inception is used.

Furthermore, the Company respectfully advises the Staff that is technically infeasible for the Company to obtain the price quoted at the specific time of each contract’s inception. As block validations are successfully completed at various different times throughout any given day, the Company believes that the fair value measured by using an average of quoted prices would best approximate the fair value of rewards calculated using the price quoted at the specific time of each contract’s inception. The Company has performed an analysis utilizing the average of quoted prices during the day to calculate the fair value of rewards, noting the difference between the revenues calculated using the average price of each day and the mining pool service revenues recorded by the Company is approximately 0.5% of the Company’s total mining pool service revenues for the year ended December 31, 2021. Accordingly, the Company concluded that such difference is not material.

The Company proposes to revise and include the following accounting policy in its future filings to further clarify the Company’s mining pool services and its practice with respect to measurements of the noncash consideration:

“Mining Pool Services

The Group considers itself the principal in transactions with the blockchain networks and recognizes mining pool revenue on a gross basis. A contract with the blockchain for block rewards, or with a transaction requester for transaction verification fees, exists upon the transfer of a verified block to the blockchain. The performance obligation is to validate each block. Revenue is recognized at the point when the block validation is successfully completed, which is also when the Group receives the rewards. Revenue is measured at the fair value of rewards received using the daily price of the related cryptocurrency quoted on the date of the contract’s inception. The Company uses the price quoted each day at 0:00 Coordinated Universal Time (“UTC”) as the daily price.”

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-5-	March 1, 2023

4.	In your proposed disclosure revisions under prior comment 11 you state that "revenue is recognized at the point when the block validation is successfully completed and the Group has received the rewards." Please clarify whether you receive the rewards at the time the block is validated and revise your disclosures accordingly.

The Company respectfully confirms that it receives the rewards at the time when the block is validated.

The Company proposes to revise the accounting policy as follows:

“Mining pool services

The Group considers itself the principal in transactions with the blockchain networks and recognizes mining pool revenue on a gross basis. A contract with the blockchain for block rewards, or with a transaction requester for transaction verification fees, exists upon the transfer of a verified block to the blockchain. The performance obligation is to validate each block. Revenue is recognized at the point when the block validation is successfully completed, which is also when the Group receives the rewards. Revenue is measured at the fair value of rewards received using the daily price of the related cryptocurrency quoted on the date of the contract’s inception. The Company uses the price quoted each day at 0:00 Coordinated Universal Time (“UTC”) as the daily price.”

*    *    *

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-6-	March 1, 2023

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Xianfeng Yang, Chief Executive Officer Qiang Yuan, Chief Financial Officer Bo Yu, Chairman, Chief Operating Officer Man San Vincent Law, Executive Director
BIT Mining Limited

Danielle Bian, Partner
MaloneBailey LLP